UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549

                          SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      (AMENDMENT NO. ___)*

                    Republic Industries, Inc.
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                        (Name of Issuer)

             Common Stock, par value $0.01 per share
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                   (Title of Class of Securities)

                            76051610
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                         (CUSIP Number)

                         Rosalie V. Arthur
                       110 S.E. 6th Street
                           29th Floor
                 Fort Lauderdale, Florida  33301
                         (954) 527-4777

                         with copies to:
                       Valerie Ford Jacob, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                       One New York Plaza
                       New York, NY  10004
                         (212) 859-8158
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                        November 25, 1996
-----------------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Page 1 of 18 Pages

                          SCHEDULE 13D

CUSIP No.  76051610                         Page 2 of 18 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	Michael S. Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
	00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
	United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           8,218

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                    None
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH
                    8,218

                10 SHARED DISPOSITIVE POWER
                   None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	8,218 Shares plus the 20,951,584 Shares owned by the Trusts (as defined below) (other than the 110 Trust)
	(as defined below)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) less than 0.1% (or approximately 9.0% if Trust
	Shares are included)

14  TYPE OF REPORTING PERSON*
	IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No.  76051610                         Page 3 of 18 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	The Michael S. Egan Living Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
	00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           16,686,549

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                    None
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH         16,686,549


                10  SHARED DISPOSITIVE POWER
                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	16,686,549 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	approximately 7.2%

14  TYPE OF REPORTING PERSON*
	00

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No.  76051610                         Page 4 of 18 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	The Michael S. Egan Grantor Retained Annuity
	Trust for Sarah Egan Mooney

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
	00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           853,007

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                    None
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH         853,007


                10  SHARED DISPOSITIVE POWER
                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	853,007 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	approximately 0.4%

14  TYPE OF REPORTING PERSON*
	00

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No.  76051610                         Page 5 of 18 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	The Michael S. Egan Grantor Retained Annuity Trust for Eliza Shenners Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
	00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           853,007

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                    None
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH         853,007


                10  SHARED DISPOSITIVE POWER
                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	853,007 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	approximately 0.4%

14  TYPE OF REPORTING PERSON*
	00

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No.  76051610                         Page 6 of 18 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	The Michael S. Egan Grantor Retained Annuity
	Trust for Catherine Lewis Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
	00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida



  NUMBER OF      7  SOLE VOTING POWER

   SHARES           853,007

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                    None
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH         853,007


                10  SHARED DISPOSITIVE POWER
                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	853,007 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	approximately 0.4%

14  TYPE OF REPORTING PERSON*
	00

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No.   76051610                        Page 7 of 18 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	The Michael S. Egan Grantor Retained Annuity
	Trust for Teague Michael Thomas Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
	00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           853,007

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                    None
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH         853,007


                10  SHARED DISPOSITIVE POWER
                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	853,007 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	approximately 0.4%

14  TYPE OF REPORTING PERSON*
	00

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No.  76051610                         Page 8 of 18 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	The Michael S. Egan Grantor Retained Annuity
	Trust for Riley Martin Michael Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
	00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida


  NUMBER OF      7  SOLE VOTING POWER

   SHARES           853,007

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                    None
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH         853,007


                10  SHARED DISPOSITIVE POWER
                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	853,007 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	approximately 0.4%

14  TYPE OF REPORTING PERSON*
	00

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                          SCHEDULE 13D

CUSIP No.  76051610                         Page 9 of 18 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
	The 110 Group Trust

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
	00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
	Florida



  NUMBER OF      7  SOLE VOTING POWER

   SHARES           74

 BENEFICIALLY

OWNED BY EACH    8  SHARED VOTING POWER
                    None
 REPORTING
                 9  SOLE DISPOSITIVE POWER
PERSON WITH         74


                10  SHARED DISPOSITIVE POWER
                    None

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	74 Shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*


13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	less than 0.1%

14  TYPE OF REPORTING PERSON*
	00

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

          The name of the issuer is Republic Industries, Inc. (the "Issuer"). The Issuer is organized under the laws of the State of Delaware and its principal executive offices are located at 200 East Las Olas Boulevard, Suite 1400, Ft. Lauderdale, Florida 33301. The class of equity securities to which this statement relates are shares of common stock, $.01 par value per share (the "Common Stock"), of the Issuer.

ITEM 2.   IDENTITY AND BACKGROUND

          (a)  The persons filing this schedule are The Michael
S. Egan Grantor Retained Annuity Trust for Sarah Egan Mooney (the "Sarah Egan Mooney GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Eliza Shenners Egan (the "Eliza Shenners Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Catherine Lewis Egan (the "Catherine Lewis Egan GRAT"), The Michael S. Egan Grantor Retained Annuity Trust for Teague Michael Thomas Egan (the "Teague Michael Thomas Egan GRAT"), The Michael
S. Egan Grantor Retained Annuity Trust for Riley Martin Michael Egan (the "Riley Martin Michael Egan GRAT") (collectively the "GRAT Trusts"), The Michael S. Egan Living Trust (the "Egan Trust"), the 110 Group Trust (the "110 Trust) (collectively with the GRAT Trusts and the Egan Trust, the "Trusts"), and Michael S. Egan ("Egan) (collectively with the Trusts, the "Reporting Persons").

          While the Reporting Persons may be deemed to constitute a "group" for purposes of Sections 13(d) of the Securities Act of 1933, as amended, (the "Act"), the Reporting Persons disclaim that any such group exists.

          The following are the trustees (the "Trustees" and collectively with the Reporting Persons, the "Subject Persons") of the Reporting Persons which are trusts:

     Name of Trust                         Trustees
     -------------                         ---------
     Egan Trust                         Michael S. Egan

     Sarah Egan Mooney GRAT             Michael S. Egan
                                        Rosalie V. Arthur
                                        Dennis Dustin Smith
                                        W. A. Bryan Patten

     Eliza Shenners Egan GRAT           Michael S. Egan
                                        Rosalie V. Arthur
                                        Dennis Dustin Smith
                                        W. A. Bryan Patten

                         Page 10 of 18 Pages

     Catherine Lewis Egan GRAT          Michael S. Egan
                                        Rosalie V. Arthur
                                        Dennis Dustin Smith
                                        W. A. Bryan Patten

     Teague Michael Thomas Egan GRAT    Michael S. Egan
                                        Rosalie V. Arthur
                                        Dennis Dustin Smith
                                        W. A. Bryan Patten

     Riley Martin Michael Egan GRAT     Michael S. Egan
                                        Rosalie V. Arthur
                                        Dennis Dustin Smith
                                        W. A. Bryan Patten

     110 Trust                          S. Jacqueline Egan
                                        Rosalie V. Arthur
                                        Dennis Dustin Smith

          (b)  The business address of each of the Reporting
Persons is 110 S.E. 6th Street, 29th Floor, Fort Lauderdale,
Florida  33301.

          (c) The Reporting Persons which are trusts were established for the benefit of their respective beneficiaries. Egan is the Chairman of the Board and CEO of Alamo Rent-A-Car, Inc. (a wholly owned subsidiary of the Issuer, engaged in the car rental business), located at 110 S.E. 6th Street, 29th Floor, Fort Lauderdale, Florida 33301. S. Jacqueline Egan is the wife of Michael S. Egan and her address is 110 S.E. 6th Street, 29th Floor, Fort Lauderdale, Florida 33301. Rosalie
Arthur is a Senior Director in the Office of the Chairman at Territory Blue, Inc., located at 110 S.E. 6th Street, 29th
Floor, Fort Lauderdale, Florida 33301. W. A. Bryan Patten is a Chartered Financial Advisor at the Investment Firm of Patten
& Patten, Inc., located at 520 Lookout Street, Chattanooga, Tennessee 37403. Dennis Dustin Smith is a partner at the law firm of Tripp, Scott, Conklin & Smith, located at 110 S.E. 6th Street, 28th Floor, Fort Lauderdale, Florida 33301. Rosalie Arthur is the Senior Director of Alamo Rent-A-Car, Inc., located at 110 S.E. 6th Street, 29th Floor, Fort Lauderdale, Florida 33301.

          (d)  During the past five years, none of the Subject
Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of the Subject Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                         Page 11 of 18 Pages

          (f) The Reporting Persons which are trusts were each established under the laws of Florida. Egan and the Trustees are each citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On November 25, 1996, in exchange for the interests previously held by the Reporting Persons in the Conveyed Entities (as defined below) and pursuant to other provisions of the Plan of Reorganization (as defined below), the Reporting Persons acquired in the aggregate 20,959,876 shares of Common Stock (the "Shares") pursuant to an Agreement and Plan of Reorganization (the "Plan of Reorganization"), by and among (i) Alamo Acquisition Corp., a Florida corporation, Alamo (Canada) Acquisition Corp., a Florida corporation, Alamo (Belgium) Acquisition Corp., a Florida corporation, Territory Blue Acquisition Corp., a Florida corporation, Tower Advertising Group Acquisition Corp., a Florida corporation, Green Corn Acquisition Corp., a Florida corporation, Guy Salmon Acquisition Corp., a Florida corporation, Alasys Acquisition Corp., a Florida corporation, Tripperoo Wings Acquisition Corp., a Florida corporation, Rising Moon Acquisition Corp., a Florida corporation, Alamo (Puerto Rico) Acquisition Corp., a Delaware corporation, Alamo Sales Acquisition Corp., a Florida corporation, Risk Management Acquisition Corp., a Florida corporation, Fleet Acquisition Corp., a New York corporation, Alamo Leasing Acquisition Corp., a Florida corporation, Alamo Automobile Acquisition Corp., a Florida corporation, Alamo Shuttle Acquisition Corp., a Florida corporation, Tower Restaurants Acquisition Corp., a Florida corporation, Tower Food Acquisition Corp., a Florida corporation, and Corporate Planners Acquisition Corp., a Florida corporation; (ii) Alamo Rent-a-Car, Inc., a Florida corporation, Alamo Rent-a-Car (Canada), Inc., a Florida corporation, Alamo Rent-a-Car (Belgium), Inc., a Florida corporation, Territory Blue, Inc., a Florida corporation, Tower Advertising Group, Inc., a Florida corporation, Green Corn, Inc., a Florida corporation, Guy Salmon USA, Inc., a Florida corporation, Alasys, Inc., a Florida corporation, Tripperoo Wings, Inc., a Florida corporation, Rising Moon, Inc., a Florida corporation, Alamo Rent-A-Car (Puerto Rico), Inc., a Delaware corporation, Alamo International Sales, Inc., a Florida corporation, Risk Management Reengineering Assurance Group, a Cayman Islands company, AFL Fleet Funding, Inc., a New York corporation, Alamo Leasing Corp., a Florida corporation, Alamo Automobile Sales, Inc., a Florida corporation, Alamo Shuttle, Inc., a Florida corporation, 110 Tower Restaurants, Inc., a Florida corporation, Tower Food & Beverage, Inc., a Florida corporation, Corporate Planners & Developers, Inc., a Florida corporation, Alasys, Ltd., a Florida limited partnership, Guy Salmon USA, Ltd., a Florida limited partnership, DKBERT Assoc., a Florida general partnership and RKCTR, a Florida general partnership (collectively, the "Conveyed Entities"); (iii) the Issuer; (iv) the Reporting Persons; and (v) Norman D. Tripp and William H. Kelly, Jr.

          S. Jacqueline Egan used personal funds and borrowings pursuant to a margin account to purchase 3,500 shares of Common Stock which she beneficially owns. The total purchase price for the shares was $99,972.25. Dennis Dustin Smith used personal funds to purchase 500 shares of Common Stock which he beneficially owns. The total purchase price for the shares was $14,736.74.

                         Page 12 of 18 Pages

ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Persons acquired the Shares for investment purposes. However, depending upon price, general economic and stock market conditions and other factors, the Reporting Persons may sell, or otherwise dispose of, a significant percentage of the Shares presently owned by them. It is anticipated that any such sales or dispositions would be effected from time to time in open market or privately negotiated transactions. The Reporting Persons are also exploring alternative transactions in which such Shares might be sold or otherwise disposed of.

          Since the Shares were acquired pursuant to the Plan of Reorganization, any resale of the Shares is subject to restrictions imposed under the Act. In connection with the consummation of the Plan of Reorganization, the Reporting Persons and the Issuer entered into a Registration Rights Agreement (the "Registration Rights Agreement"), a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. Pursuant to the Registration Rights Agreement, the Company has agreed to file, as promptly as practicable, a registration statement (the "Registration Statement") pursuant to Rule 415 promulgated under the Act with the Securities and Exchange Commission (the "Commission") covering all of the Shares. The Issuer has agreed to use its best efforts to cause the Registration Statement to be declared effective as soon as possible. The Registration Statement is required to remain effective for a period of at least three years from its effective date. In addition, at the option of the Reporting Persons, the Issuer has agreed to include, subject to customary limitations, the Shares in a registration statement, if any, filed by the Issuer under the Act covering shares of Common Stock to be issued by the Issuer on a primary basis. In the Registration Rights Agreement, the Issuer has agreed to cooperate with the Reporting Persons to effect the sale of the Shares as the Reporting Persons may reasonably request (including, without limitation, making its executive officers available to discuss the business of the Issuer to potential purchasers of the Shares in conference calls with investors and analysts).

          Since the acquisition of the Conveyed Entities is being accounted for by the Issuer as a "pooling of interests" transactions, the Reporting Persons are generally not permitted to sell or otherwise dispose of their Shares until financial results covering at least 30 days of combined operations of the Issuer and the Conveyed Entities have been published within the meaning of Section 201.01 of the Commission's Codification of Financial Reporting Policies.

          The Reporting Persons reserve the right to acquire additional shares of Common Stock in the open market, in privately negotiated transactions or otherwise, depending upon the price and availability of shares of Common Stock, general economic and stock market conditions and other factors.

          Except as set forth above, the Reporting Persons have no present plans or intentions that would result in or relate to
(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer, (ii) a sale or transfer of a material amount of assets of the Issuer, (iii) any change in the present board of the directors or

                         Page 13 of 18 Pages
management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure,
(vi) any change in the Issuer's charter, by-laws or other actions which may impede the acquisition or control of the Issuer by any person, (vii) any securities of the Issuer's to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) any of the Issuer's securities becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (ix) any action similar to any of those enumerated above.

          While the foregoing represents a range of activities currently contemplated by the Reporting Persons with respect to the Common Stock, the intentions and the possible activities of the Reporting Persons are subject to change at any time.

          S. Jacqueline Egan and Dennis Dustin Smith each acquired their respective shares of Common Stock for investment purposes, and, depending upon price, general economic and stock market conditions and other factors, each may sell, or otherwise dispose of such shares or acquire additional shares.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a)  The Shares beneficially owned by the Subject
Persons are as follows:

           (i) Egan beneficially owns 8,218 Shares plus the 20,951,584 Shares owned by the Trusts (other than the 110 Trust) which represent less than 0.1% (or approximately 9.0% if the Trust Shares are included) of the outstanding Common Stock;
           (ii) the Egan Trust beneficially owns 16,686,549 Shares which represent approximately 7.2% of the outstanding Common Stock;
           (iii) the Sarah Egan Mooney GRAT beneficially owns 853,007 Shares which represent approximately 0.4% of the outstanding Common Stock;
           (iv) the Eliza Shenners Egan GRAT beneficially owns 853,007 Shares which represent approximately 0.4% of the outstanding Common Stock;
           (v) the Catherine Lewis Egan GRAT beneficially owns 853,007 Shares which represent approximately 0.4% of the outstanding Common Stock;
           (vi)  the Teague Michael Thomas Egan GRAT
                 beneficially owns 853,007 Shares which
                 represent approximately 0.4% of the outstanding
                 Common Stock;
           (vii) the Riley Martin Michael Egan GRAT beneficially owns 853,007 Shares which represent approximately 0.4% of the outstanding Common Stock;

                         Page 14 of 18 Pages

           (viii)the 110 Trust beneficially owns 74 Shares which represent less than 0.1% of the outstanding Common Stock; and
           (ix) S. Jacqueline Egan beneficially owns 3,500 shares which represent less than 0.1 % of the outstanding Common Stock.
           (x) Dennis Dustin Smith beneficially owns 500 shares which represent less than 0.1% of the outstanding Common Stock.

          (b) Egan has voting and dispositive power with regard to the Shares held by him. The Trustees have voting and dispositive power with regard to the Shares held by the Reporting Person for which they serve as a trustee. Under the terms of the agreement establishing the Trusts (other than the 110 Trust), Egan has the right to acquire the Shares held by these Trusts and to substitute other property of equivalent value at the time of such substitution. Therefore, Egan may be deemed to be the beneficial owner of such Shares.

          (c)  Dennis Dustin Smith acquired his 500 shares on
October 9, 1996 in open market transactions.

          (d)  Rosalie Arthur, Dennis Dustin Smith and W. A.
Bryan Patten, as independent trustees of each of the GRAT Trusts, have the power to pay to Egan or Egan's spouse or the personal representatives or other legal representatives of their respective estates, amounts that such person certifies as being required to discharge their federal, state or other tax liabilities for income realized by the GRAT Trusts and not otherwise distributed to Egan or Egan's spouse.

          (e)  Not Applicable

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF
	  THE ISSUER

          Except as described herein, the Reporting Persons are not a party to any contracts, arrangements, understandings or relationships with any person with respect to the Issuer's securities.

          The Reporting Persons are parties to the Registration
Rights Agreement. The description of that agreement is set forth in Item 4, which description is incorporated herein by reference.

          In the Registration Rights Agreement, the Issuer has also agreed to pay all expenses incident to the Issuer's performance or compliance with the Registration Rights Agreement as well as the reasonable fees and expenses of not more than one counsel to the Reporting Persons and the other parties to the Registration Rights Agreement in connection with each registration statement filed pursuant thereto. However, the Reporting Persons will be responsible for any applicable sales, brokers or underwriter's commission. The Issuer also has agreed to indemnify any Reporting Person against certain liabilities, including liabilities under the Act. Pursuant to the terms of the Registration Rights Agreement, the Issuer has agreed to

                         Page 15 of 18 Pages
cooperate with the Reporting Persons to effect the sale of the Shares as the Reporting Persons may reasonably request (including, without limitation, making its executive officers available to discuss the business of the Issuer to potential purchasers of the Shares in conference calls with investors and analysts).

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Exhibit A Registration Rights Agreement
          Exhibit B Written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

                         Page 16 of 18 Pages

                         SIGNATURE PAGE
                         ---------------

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:December 4, 1996
                                   THE MICHAEL S. EGAN LIVING
                                   TRUST

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee


                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   SARAH EGAN MOONEY

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee


                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   ELIZA SHENNERS EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee


                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   CATHERINE LEWIS EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee



                         Page 17 of 18 Pages

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   TEAGUE MICHAEL THOMAS EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee


                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   RILEY MARTIN MICHAEL EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee


                                   THE 110 GROUP TRUST

                                   By:     /s/ Rosalie Arthur
                                           ---------------------
                                   Name:   Rosalie Arthur
                                           ---------------------
                                   Title:  Trustee


                                   MICHAEL S. EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------


                         Page 18 of 18 Pages

                                               EXECUTION COPY

                 REGISTRATION RIGHTS AGREEMENT

                         by and among

                  REPUBLIC INDUSTRIES, INC.,

                       MICHAEL S. EGAN,

               THE MICHAEL S. EGAN LIVING TRUST,

                     THE 110 GROUP TRUST,

    THE MICHAEL S. EGAN GRANTOR RETAINED ANNUITY TRUST FOR
                      SARAH EGAN MOONEY,

    THE MICHAEL S. EGAN GRANTOR RETAINED ANNUITY TRUST FOR
                     ELIZA SHENNERS EGAN,

    THE MICHAEL S. EGAN GRANTOR RETAINED ANNUITY TRUST FOR
                     CATHERINE LEWIS EGAN,

    THE MICHAEL S. EGAN GRANTOR RETAINED ANNUITY TRUST FOR
                  TEAGUE MICHAEL THOMAS EGAN,

    THE MICHAEL S. EGAN GRANTOR RETAINED ANNUITY TRUST FOR
                  RILEY MARTIN MICHAEL EGAN,

                       NORMAN D. TRIPP,

                              and

                     WILLIAM H. KELLY, JR.


                 Dated as of November 25, 1996







                       Table of Contents

                                                        Page

1.    Definitions.........................................2
2.    Registration Under Securities Act, etc..............3
   2.1    Shelf Registration..............................3
   2.2    Underwritten Piggyback Offerings................3
   2.3    Registration Procedures.........................5
   2.4    Holdback Agreements............................11
   2.5    Indemnification and Contribution...............11
   2.6    Miscellaneous..................................15
3.    Rule 144...........................................16
4.    Amendments and Waivers.............................16
5.    Nominees for Beneficial Owners.....................16
6.    Notice.............................................16
7.    Successors and Assigns.............................18
8.    Headings...........................................18
9.    Governing Law......................................18
10.   Severability.......................................18
11.   No Conflicting Agreements..........................19
12.   Recapitalizations, etc.............................19
13.   Counterparts.......................................19
14.   Entire Agreement...................................19
15.   Remedies...........................................19
16.   Further Assurances.................................19


                 REGISTRATION RIGHTS AGREEMENT

          REGISTRATION RIGHTS AGREEMENT (the "Agreement") is made as of this 25th day of November, 1996, by and among Republic Industries, Inc., a Delaware corporation (the "Company"), Michael S. Egan, the Michael S. Egan Living Trust, the 110 Group Trust, the Michael S. Egan Grantor Retained Annuity Trust for Sarah Egan Mooney, the Michael S. Egan Grantor Retained Annuity Trust for Eliza Shenners Egan, the Michael S. Egan Grantor Retained Annuity Trust for Catherine Lewis Egan, the Michael S. Egan Grantor Retained Annuity Trust for Teague Michael Thomas Egan, the Michael S. Egan Grantor Retained Annuity Trust for Riley Martin Michael Egan,
Norman D. Tripp and William H. Kelly, Jr. (collectively, the
"Shareholders").

                          Background
                          -----------

          This Registration Rights Agreement is being entered into to provide certain registration rights with respect to the shares of common stock, par value $.01 per share (the "Common Stock"), of the Company issuable to the Shareholders upon consummation of the transactions contemplated by the Agreement and Plan of Reorganization (the "Plan of Reorganization"), dated November 6, 1996 by and among (i) Alamo Acquisition Corp., a Florida corporation, Alamo (Canada) Acquisition Corp., a Florida corporation, Alamo (Belgium) Acquisition Corp., a Florida corporation, Territory Blue Acquisition Corp., a Florida corporation, Tower Advertising Group Acquisition Corp., a Florida corporation, Green Corn Acquisition Corp., a Florida corporation, Guy Salmon Acquisition Corp., a Florida corporation, Alasys Acquisition Corp., a Florida corporation, Tripperoo Wings Acquisition Corp., a Florida corporation, Rising Moon Acquisition Corp., a Florida corporation, Alamo (Puerto Rico) Acquisition Corp., a Delaware corporation, Alamo Sales Acquisition Corp., a Florida corporation, AFL Fleet Acquisition Corp., a New York corporation, Alamo Leasing Acquisition Corp., a Florida corporation, Alamo Shuttle Acquisition Corp., a Florida corporation, Tower Restaurants Acquisition Corp., a Florida corporation, Tower Food Acquisition Corp., a Florida corporation, and Corporate Planners Acquisition Corp., a Florida corporation; (ii) Alamo Rent-a-Car, Inc., a Florida corporation, Alamo Rent-a-Car (Canada), Inc. a Florida corporation, Alamo Rent-a-Car (Belgium), Inc., a Florida corporation, Territory Blue, Inc., a Florida corporation, Tower Advertising Group, Inc., a Florida corporation, Green Corn, Inc., a Florida corporation, Guy Salmon USA, Inc., a Florida corporation, Alasys, Inc., a Florida corporation, Tripperoo Wings, Inc., a Florida corporation, Rising Moon Inc., a Florida corporation, Alamo Rent-A-Car (Puerto Rico) Inc., a Delaware corporation, Alamo International Sales, Inc., a Florida corporation, Risk Management Reengineering Assurance Group, a Cayman Islands company, AFL Fleet Funding , Inc., a New York corporation, Alamo Leasing Corp., a Florida corporation, Alamo Automobile Sales, Inc., a Florida corporation, Alamo Shuttle, Inc., a Florida corporation, 110 Tower Restaurants, Inc., a Florida corporation, Tower Food & Beverage, Inc., a Florida corporation, Corporate Planners & Developers, Inc., a Florida corporation, Alasys, Ltd., a Florida limited partnership, Guy Salmon USA, Ltd., a Florida limited partnership, DKBERT ASSOC., a Florida general partnership and RKCTR, a Florida general partnership (collectively, the "Conveyed Entities"); (iii) Republic Industries, Inc., a Delaware corporation; (iv) Michael S. Egan and the Michael S. Egan Living Trust, the 110 Group Trust, the Michael S. Egan Grantor Retained Annuity Trust for Sarah Egan Mooney, the Michael S. Egan Grantor Retained Annuity Trust for Eliza Shenners Egan, the Michael S. Egan Grantor Retained Annuity Trust for Catherine Lewis Egan, the Michael S. Egan Grantor Retained Annuity Trust for Teague Michael Thomas Egan and Michael S. Egan Grantor Retained Annuity Trust for Riley Martin Michael Egan; and (v) Norman D. Tripp and William H. Kelly, Jr.

          The Company and the Shareholders covenant and agree as follows:

     1. Definitions. As used herein, the following terms have the following respective meanings. Capitalized terms used, but not defined, in this Agreement shall have the meanings ascribed to such terms in the Plan of Reorganization:

          "Commission" means the Securities and Exchange
Commission or any other federal agency at the time administering the Securities Act.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include a reference to the comparable section, if any, of any such similar federal statute.

          "Holder" or "Holders" means a signatory hereto who shall acquire, or has the right to acquire, Registrable Securities, whether or not such acquisition has actually been effected and disregarding any legal restrictions upon the exercise of such right.

          "Person" means a corporation, an association, a partnership, an organization, a business, a trust, an individual, a governmental or political subdivision thereof or a governmental agency.

          "Registrable Securities" means any shares of the Common Stock, owned by or issuable to the Shareholders as a result of the transactions contemplated by the Plan of Reorganization. As to any particular Registrable Securities, once issued such securities shall cease to be Registrable Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement,
(b) they shall have been sold as permitted by, and in compliance with, Rule 144 (or successor provision) promulgated under the Securities Act, (c) they shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer under the Securities Act shall have been delivered by the Company and subsequent public distribution of them shall not require registration of them under the Securities Act, or (d) they shall have ceased to be outstanding.

          "Securities Act" means the Securities Act of 1933, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act of 1933 shall include a reference to the comparable section, if any, of any such similar federal statute.

     2.   Registration Under Securities Act, etc.
          ---------------------------------------

          2.1. Shelf Registration. A registration statement pursuant to Rule 415 under the Securities Act on any appropriate form under the Securities Act (the "Shelf Registration") which covers the resale or other disposition of the Registrable Securities by the Holders thereof in accordance with the intended methods of distribution as specified by the Holders at any time and from time to time, shall be filed with the Commission as promptly as practicable. The Company shall use its best efforts to cause the Shelf Registration to be declared effective as soon as possible thereafter. The Shelf Registration shall remain effective for a period of at least three years from the effective date of the Shelf Registration.

          2.2. Underwritten Piggyback Offerings.
               --------------------------------

          (a) Piggyback Rights. Each such time the Company proposes to register any of its securities under the Securities Act (except for the registration of securities in connection with mergers, acquisitions, exchange offers, subscription offers, dividend reinvestment plans or stock option or other executive employee benefit or compensation plans) and such securities are to be distributed by or through one or more underwriters, the Company will provide prompt notice to each Holder of its intention to undertake such registration and of each such Holder's rights to participate in such registration as hereinafter provided. Each Holder ("a Requesting Holder") desiring to include any or all Registrable Securities owned by such Holder in such registration shall have 10 days after receipt of such notice to notify the Company of its intention. The Company shall use its best efforts to arrange for such underwriter(s) to include all the Registrable Securities intended to be disposed of by such Requesting Holder among the securities of the Company to be distributed by such underwriter(s) (an "Underwritten Piggyback Offering"). In no event, however, shall the aggregate number of Registrable Securities to be sold by all the Requesting Holders be less than a number of shares equal to 10% of the primary shares being offered by the Company (after giving effect to any stock split, reclassifications or other change in the Company's capital structure in connection with any underwritten offering) (the "Required Amount"). The Holders owning Registrable Securities to be distributed by such underwriter(s) shall be parties to the underwriting agreement between the Company and such underwriter(s) and may, at their option, require that any or all of the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of such underwriter(s) shall also be made to and for the benefit of such Holders and that any or all of the conditions precedent to the obligations of such underwriter(s) under such underwriting agreement be conditions precedent to the obligations of such Holders. Any such Requesting Holder shall not be required to make any representations or warranties to or agreements with the Company other than representations, warranties or agreements regarding such Requesting Holder, such Requesting Holder's Registrable Securities and such Requesting Holder's intended method of distribution or any other representations required by law.

          (b) Priority. If the managing underwriter(s) of any Underwritten Piggyback Offering shall inform the Company in writing of its belief that the number of Registrable Securities requested by the Requesting Holders to be included in such registration would materially adversely affect such Underwritten Piggyback Offering, then the Company will include in such Underwritten Piggyback Offering the number which the Company is so advised by the managing underwriter can be sold in (or during the time of) such Offering in the following order of priority: first, all of the shares of Common Stock that the Company proposes to include in such Offering and, second, the Registrable Securities requested to be included in such Offering by Requesting Holders, pro rata in proportion to the number of Registrable Securities requested to be included in such Offering by each of them, provided, that in no event may the number of Registrable Securities included in such Offering be less than the Required Amount. Notwithstanding any agreement to the contrary, the Requesting Holders shall have priority over all other Persons having similar registration rights.

          (c)  Number.  Notwithstanding anything in this
Section 2.2 to the contrary, in no event will the Company be required to register Registrable Securities of any Holder on more than one occasion; provided, however, that a registration pursuant to this Section 2.2 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective and has been kept continuously effective for a period of at least 120 days (or such shorter period which will terminate when all the Registrable Securities covered by such registration statement have been sold pursuant thereto), (ii) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason and has not thereafter become effective, or (iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived. The Holders shall have the right to withdraw their request for inclusion of their Registrable Securities in any registration statement pursuant to this Section 2.2 by giving written notice to the Company of its request to withdraw, as soon as reasonably practicable, and in any case, prior to the execution of the underwriting agreement, in the case of an underwritten offering, or at any time, in all other cases; provided that any such withdrawn request shall not be deemed to be a request pursuant to this Section and any Holder who withdraws such request may at a future time make an additional request to the Company pursuant to this Section to register his Registrable Securities.

          2.3. Registration Procedures.
               -----------------------

          (a) Company. In connection with the Company's registration obligations pursuant to Sections 2.1 and 2.2, the Company will use its best efforts to effect the sale of the Registrable Securities in accordance with the intended method or methods of distribution specified by the Holders (which may include block trades) at any time and from time to time, and pursuant thereto the Company will:

               (i) prepare and file with the Commission the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become effective and remain effective;

               (ii) comply with the provisions of the
     Securities Act applicable to it with respect to the disposition of all securities covered by such registration statement during the applicable period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement or supplement to such prospectus;

               (iii) furnish to the Holders in connection with the preparation and filing of each registration statement, and their underwriter(s), if any, and their respective counsel and accountants, copies of all such documents proposed to be filed, including each amendment thereof or supplement thereto, sufficiently in advance of filing to provide them with a reasonable opportunity to review such documents and comment thereon, and give each of them such access to its books and records, to the extent customarily given to underwriters of the Company's securities, and such opportunities to discuss the business of the Company with its executive officers and other personnel and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders' and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act;

               (iv) if reasonably requested by any Holder to which a prospectus relates, or any managing underwriter, if any, immediately incorporate in a prospectus supplement, final prospectus supplement or post-effective amendment such information the Holder or managing underwriter(s), if any, or their respective counsel reasonably requests to be included therein, including, without limitation, information with respect to the number of Registrable Securities being sold to such underwriter or underwriters, if any, if applicable, the purchase price being paid therefor by such underwriter or underwriters, if any, and with respect to any other terms of underwritten offering of the Registrable Securities to be sold in such offering;

               (v) promptly notify each Holder included in the registration statement, their counsel and the managing underwriter(s), if any, and (if requested by any such Person) confirm such notice, in writing after the Company shall receive notice or obtain knowledge thereof of any of the following: (1) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and, with respect to a registration statement or any post-effective amendment, when the same has become effective, (2) of any request by the Commission for amendments or supplements to a registration statement or related prospectus or for additional information, (3) of the issuance by the Commission of any stop order suspending the effectiveness of a registration statement or the initiation of any proceedings for that purpose,
     (4) if at any time the representations and warranties of the Company contained in agreements relating to any offering or filing cease to be true and correct, (5) of the receipt by the Company of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, (6) of the happening of any event as a result of which the prospectus included in the registration statement, as then in effect, contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the case of the prospectus, supplement or any preliminary prospectus or preliminary supplement, in light of the circumstances under which they were made, not misleading, and (7) of the Company's reasonable determination that a post-effective amendment to a registration statement would be appropriate or that there exist circumstances not yet disclosed to the public which make further sales under such registration statement inadvisable pending such disclosure and post-effective amendment;

               (vi) immediately upon the occurrence of any event contemplated by subdivision (v) of this Section 2.3(a), prepare and promptly file, if the occurrence of such event requires such preparation, a supplement to or post-effective amendment to the registration statement or related prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Securities being sold thereunder, such registration statement and prospectus (including any prospectus supplement) will not contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading;

               (vii)     furnish, without charge, to each
     Holder owning Registrable Securities covered by such registration statement, their counsel and each managing underwriter, if any, without charge (1) one manually-signed copy of any registration statement and any post-effective amendments thereto, including financial statements, schedules and statistical data, and, upon request all documents incorporated therein by reference and all exhibits (including those incorporated by reference), and (2) as many copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits) of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus), any preliminary or final prospectus supplement and any other prospectus filed under Rule 424 under the Securities Act as such Holder, such Holder's counsel or such managing underwriter request;

               (viii)    (1) register or qualify all
     Registrable Securities and other securities covered by such registration statement under such other securities or blue sky laws of such States of the United States of America where an exemption is not available as the Holders owning Registrable Securities covered by such registration statement shall reasonably request, (2) keep such registration or qualification in effect for so long as such registration statement remains effective, and
     (3) take any other action which may be reasonably necessary or advisable to enable such Holders to consummate the disposition in such jurisdictions of the securities to be sold by such Holders; provided, however, that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not but for the requirements of this subdivision (viii) be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

               (ix) use its best efforts to cause all
     Registrable Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the opinion of counsel to the Holder or Holders thereof to consummate the disposition of such Registrable Securities;

               (x) cause the Holders of Registrable Securities to receive from Akerman, Senterfitt & Eidson, P.A., counsel to the Company, the following opinions satisfactory to the Holders (such opinions being in addition to any opinion that may be required by any purchase or underwriting agreement contemplated by
     Section 2.1), dated the date the registration statement is declared effective by the Commission (with such opinions being updated to the satisfaction of the Holders within 15 days after the Company files its Annual Report on Form 10-K with the Commission or files a post-effective amendment to the registration statement with the Commission) to the effect that:

                    (1)  the Company has the corporate power
     and capacity to enter into and perform its obligations under this Agreement, this Agreement has been duly executed and delivered by the Company and constitutes a legal and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (a) the applicable bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium or similar laws of general application affecting creditor's rights and (b) general principles of equity (no opinion being required to be expressed as to the enforceability of any provision relating to indemnification, contribution, or exculpation in connection with violations of any statutory duties or public policy);

                    (2)  the Company is in good standing under
     the laws of the jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in any registration statement and accompanying prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole;

                    (3)  each subsidiary of the Company is
     validly existing as a corporation in good standing under the laws of jurisdiction of its incorporation, has the corporate power and authority to own its property and to conduct its business as described in any registration statement and accompanying prospectus and is duly qualified to transact business and is in good standing in each jurisdiction in which the conduct of its business or its ownership or leasing of property requires such qualification, except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the Company and its subsidiaries, taken as a whole;

                    (4)  the statements in the prospectus
     under the caption "Description of Capital Stock" insofar as such statements constitute summaries of the legal matters, documents or proceedings referred to therein, fairly present the information called for with respect to such legal matters, documents and proceedings and fairly summarize the matters referred to therein;

                    (5)  after due inquiry, such counsel does
     not know of any (i) legal or governmental proceeding pending or threatened to which the Company or any of its subsidiaries is a party or to which any of the properties of the Company or any of its subsidiaries is subject that are required to be described in any registration statement or accompanying prospectus and are not so described or (ii) statutes, regulations, contracts or other documents that are required to be described in any registration statement or accompanying prospectus or to be filed as exhibits to the registration statement that are not described or filed as required; and

                    (6)  such counsel (x) is of the opinion
     that any registration statement and accompanying prospectus including any prospectus supplement (except for financial statements and schedules included therein as to which such counsel need not express any opinion) comply as to form in all material respects with the Securities Act and the applicable rules and regulations of the Commission thereunder, (y) has no reason to believe that (except for financial statements and schedules included therein as to which such counsel need not express any belief) any registration statement or accompanying prospectus at the time that the registration statement became effective contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and (z) has no reason to believe that (except for financial statements and schedules included therein as to which such counsel need not express any belief) any prospectus including any prospectus supplement contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

               (xi) in the case of an Underwritten Piggyback Offering, furnish to each Holder owning Registrable Securities covered by the registration statement a signed counterpart of a "comfort" letter signed by the independent public accountants who have certified the financial statements included or incorporated by reference in such registration statement (to the extent consistent with Statement on Auditing Standards No. 72 of the American Institute of Certified Public Accountants) covering such matters with respect to such registration statement and the prospectus included therein, including events subsequent to the date of such financial statements, as are customarily covered in accountant's comfort letters delivered to underwriters, as the Holders of Registrable Securities covered by such registration statement, or the underwriter(s), or their counsel may reasonably request;

               (xii) provide and cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration;

               (xiii)    cause all Registrable Securities
     covered by such registration statement to be listed, by the date of first sale of Registrable Securities pursuant to such registration statement, on the principal securities exchange or automated interdealer system on which the same type of securities of the Company are then listed or traded;

               (xiv)     cooperate with the Holders owning
     Registrable Securities included in the registration statement and the managing underwriter or underwriters if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends), representing Registrable Securities to be sold under the registration statement; and enable such Registrable Securities to be in such denominations and registered in such names as the managing underwriter(s) or underwriter(s), if any, or such Holders may request prior to any sale of Registrable Securities;

               (xv) to the extent customary for transactions of the size and type contemplated, (1) make available for inspection by designated representatives of the Holders owning Registrable Securities included in the registration statement, any underwriter participating in any disposition pursuant to such Registration Statement and any lawyer or accountant retained by such Holders or underwriter, all pertinent records and documents as they may reasonably request, (2) provide access to such Persons upon reasonable notice and at reasonable times to the personnel, properties and all books, records and other information concerning the Company, (3) furnish to such persons such financial and operating data, including financial statements, and other information with respect to the business, assets, financial condition and operations of the Company as such persons shall from time to time reasonably request and (4) execute and deliver, or arrange for the execution and delivery of, such documents as may reasonably be requested by the Holders related to the sale of Registrable Securities; and

               (xvi) otherwise cooperate with the Holders to effect the sale of Registrable Securities as the Holders may reasonably request (including, without limitation, making its executive officers (including the Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer) available to discuss the business of the Company to potential purchasers of Registrable Securities in conference calls with investors and analysts).

          (b)  Holders.

               (i) If Common Stock owned by a Holder is included in any registration statement, such Holder shall furnish to the Company such information regarding itself as shall be required in connection with any registration, qualification or compliance referred to in this Agreement.

               (ii) Each Holder agrees by acquisition of such Registrable Securities that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(a)(v)(2)-(7), such Holder will, if the occurrence of such event or period so requires, forthwith discontinue disposition of such Registrable Securities covered by such registration statement or prospectus until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.3(a)(vi), or until it is advised in writing by the Company that the use of the applicable prospectus may be resumed or that the event causing such discontinuance has ended, and has received copies of any additional or supplemental filings which are incorporated by reference in such prospectus (the period from the including the date of receipt of any such notice requiring the discontinuance of the disposition of Registrable Securities to and including the date that the Holder shall have received such supplemented or amended prospectus, advice and additional or supplemental filings being hereinafter termed a "Blackout Period"). In no event, however, shall any Blackout Period exceed an aggregate of sixty (60) days in any 360 day period.

          2.4 Holdback Agreements. Each Holder agrees not to effect any public sale or distribution of any Registrable Securities, including any sale pursuant to Rule 144 under the Securities Act, and not to effect any such public sale or distribution of any other equity security of the Company or of any security convertible into or exchangeable or exercisable for any equity security of the Company (in each case, other than as part of such underwritten public offering) during the 10 days prior to, and during the 90-day period (or such longer period as each Holder agrees with the underwriter of such offering) beginning on, the consummation of any underwritten public offering of Registrable Securities covered by a registration statement referred to in Section 2.2 to the extent such Holder's Registered Securities are being sold thereunder.

          2.5. Indemnification and Contribution.
               --------------------------------

          (a) Indemnification by the Company. The Company will indemnify and hold harmless each Holder, its trustees, directors, officers, employees and controlling persons, if any, and each underwriter, its partners, officers, directors, employees and controlling persons, if any, of Registrable Securities so offered from and against any and all losses, claims, suits, causes of action, damages, liabilities, costs and expenses (including, without limitation, any legal or other expenses reasonably incurred as incurred in connection with defending or investigating any such losses, claims, suits, causes of action, damages, liabilities, costs and expenses) to which such Holder, including its trustees, directors, officers, employees and controlling person, if any, or such underwriter(s), including its partners, officers, directors, employees and controlling persons, may become subject to arising out of or otherwise relating to any claim, suit, cause of action, investigation or proceeding, whether commenced or threatened, under the Securities Act, or otherwise, insofar as such losses, claims, suits, causes of action, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained in any registration statement, preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, under which Registrable Securities were registered under the Securities Act, or arise out of or are based upon omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company will not be liable for any untrue statement or alleged untrue statement or omission or alleged omission made in strict conformity with written information furnished by a Holder expressly for use in the preparation of any registration statement, preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto.

          (b) Indemnification by the Holders. Each of the Holders, severally and not jointly, will indemnify and hold harmless the Company, its directors, officers, employees and controlling persons, if any, and each underwriter, its partners, officers, directors, employees and controlling persons, if any, of Registrable Securities so offered from and against any and all losses, claims, suits, causes of action, damages, liabilities, costs and expenses (including, without limitation, any legal or other expenses reasonably incurred as incurred in connection with defending or investigating any such losses, claims, suits, causes of action, damages, liabilities, costs and expenses) to which the Company, its directors, officers, employees and controlling persons, if any, or such underwriter(s), including its partners, officers, directors, employees and controlling persons, if any, may become subject to arising out of or otherwise relating to any claim, suit, cause of action, investigation or proceeding, whether commenced or threatened, under the Securities Act or otherwise, insofar as such losses, claims, suits, causes of action, damages, liabilities, costs or expenses are caused by any untrue statement or alleged untrue statement of any material fact contained any registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, under which Registrable Securities were registered under the Securities Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, but each of the Holder's shall be liable only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission arises out of or is based upon written information furnished by such Holder expressly for use in the preparation of any registration statement, preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, and the Company has made such untrue statement or alleged untrue statement or omission or alleged omission in strict conformity with the written information provided by such Holder.

          (c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the threatened commencement or the commencement of any action or claim referred to in the preceding subdivisions of this Section 2.5, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the threatened commencement or the commencement of such action and to the underwriter(s); provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding subdivisions of this Section 2.5. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party. After timely notice from the indemnifying party to such indemnified party of its election to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the indemnified party in connection with the defense thereof other than reasonable costs of investigation. Notwithstanding the foregoing, in the event there (i) is a conflict of interest, in the reasonable judgment of the indemnified party, between the indemnified and indemnifying parties in respect of such claim after the assumption by the indemnifying party of the defense thereof, or (ii) the indemnifying party agrees, the indemnified party shall be entitled to retain separate counsel and the indemnifying party shall be responsible for the legal and other expenses of such counsel. No indemnifying party shall, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment with respect to any action or proceeding in respect of which indemnification is sought under subparagraph (a) or (b) of this Section 2.5 (whether or not the indemnified party is an actual or potential party thereto), unless such settlement or compromise or consent includes an unconditional release of the indemnified party from all liability in respect to such claim or litigation, does not subject the indemnified party to any injunctive relief or other equitable remedy, and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

          (d) Contribution. If the indemnification provided for in this Section 2.5 shall for any reason be held by a court to be unavailable to an indemnified party under subparagraph (a) or (b) hereof in respect of any losses, claims, damages, liabilities, costs and expenses, or any action in respect thereof, then, in lieu of the amount paid or payable under subparagraph (a) or (b) hereof, the indemnified party and the indemnifying party under subparagraph (a) or (b) hereof shall contribute to the aggregate losses, claims, damages, liabilities, costs and expenses (including, without limitation, any legal or other expenses reasonably incurred in connection with defending or investigating any such losses, claims, suits, causes of action, damages, liabilities, costs and expenses), (i) in such proportion as is appropriate to reflect the relative fault (which shall be determined by reference to, among other things, each Person's knowledge, access to information and opportunity to correct or prevent such statement or omission) of the Company and the Holders of Registrable Securities covered by the registration statement, which resulted in such losses, claims, suits, causes of action, damages, liabilities, costs and expenses, or any action in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, suit, cause of action, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations, or
(ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative fault and benefit (which shall be determined by reference to, among other things, the value of each Person's securities covered by such registration statement) received by the Company and each of the Holders from the offering of the securities covered by such registration statement. No Person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The obligations of the Holders to contribute as provided in this subparagraph
(d) are several, and not joint, in proportion to the relative value of their respective Registrable Securities covered by such registration statement. No indemnifying party shall, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment with respect to any action or proceeding in respect of which contribution is sought under this subparagraph (d) (whether or not the indemnified party is an actual or potential party thereto), unless such settlement or compromise or consent includes an unconditional release of the indemnified party from all liability in respect to such claim or litigation, does not subject the indemnified party to any injunctive relief or other equitable remedy, and does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party. Contributions required to be made by an underwriter, if any, shall be governed by the terms of the underwriting agreement.

          (e) Limitation of Liability. In no event shall the indemnification or contribution obligations of a Holder required by this Section 2.5 be greater in amount than the dollar amount of the net proceeds received by such Holder upon the sale of Registrable Securities pursuant to the registration statement, preliminary prospectus, final prospectus or summary prospectus contained therein, or amendment or supplement thereto, giving rise to such claim, suit, cause of action, investigation or proceeding.

          (f) Indemnification Payments. The indemnification and contribution required by this Section 2.5 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

          2.6. Miscellaneous.
               -------------

          (a)  Expenses.   All expenses incident to the
Company's performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, all qualification and/or exemption fees, fees with respect to the registration and filings required to be made with any securities exchange, fees, costs and expenses of compliance with securities or blue sky laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), filing fees with the National Association of Securities Dealers, Inc. for any underwriter, printing expenses, messenger, telephone and delivery expenses, fees and disbursements of counsel to the Company and of each independent certified public accountant whose report is contained or incorporated by reference into the registration statement (including the expenses of any "cold comfort" letters required by or incident to such performance), securities acts liability insurance if the Company so desires and fees and expenses of other Persons, including transfer agents, registrars and special experts, retained by the Company will be borne by the Company whether or not the registration statement becomes effective. In addition, the Company shall pay the reasonable fees and expenses for not more than one counsel to the Holders in connection with each registration statement hereunder, such counsel to be designated by the Holders of the Registrable Securities to be sold pursuant to such registration. The Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or SAS 71 quarterly review of financial statements and the fees and expenses incurred in connection with the listing of the securities to be registered on any securities exchange on which similar securities issued by the Company are then listed. The Company shall not, however, be liable for any sales, broker's or underwriting commissions upon sale by any Holder of any of the Common Stock. In addition, in connection with any underwritten offering, the Company will pay those road show expenses which are customarily paid by companies in an underwritten offering.

          (b) Holder Voting Procedures. Whenever this Agreement shall require the collective decision of some or all of the Holders, the vote cast by the majority of all votes cast, where each applicable Holder shall be entitled to cast one vote for each Registrable Security held by such Holder, shall be the act of all the applicable Holders.

          (c) Withdrawal of Securities. Nothing shall prevent a Requesting Holder from withdrawing any securities requested to be included in a registration statement either before or after the effectiveness of such registration statement.

          (d)  No Obligation to Sell.  Nothing in this
Agreement shall be deemed to create an independent obligation on the part of any Holder to sell any Registrable Securities pursuant to any effective registration statement.

     3. Rule 144. Pursuant to Rule 144 under the Securities Act or otherwise, the Company shall take all actions reasonably necessary to enable Holders to sell such securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any similar rule or regulation hereafter adopted by the Commission including, without limiting the generality of the foregoing, filing on a timely basis all information, documents and reports required to be filed by the Exchange Act. Upon the request of any Holder, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

     4. Amendments and Waivers. The provisions of this Agreement, including the provisions of this Section 4, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of the Holders. Notwithstanding the foregoing, a waiver or consent to depart from the provisions hereof with respect to a matter which relates exclusively to the rights of Holders whose securities are being sold pursuant to a registration statement and which does not directly or indirectly affect the rights of other Holders may be given by Holders owning the shares of Registrable Securities being sold.

     5. Nominees for Beneficial Owners. In the event that any Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its election in writing delivered to the Company, be treated as the Holder of such Registrable Securities for purposes of any request or other action by any Holder pursuant to this Agreement or any determination of any number or percentage of shares of Registrable Securities held by any Holder contemplated by this Agreement. If the beneficial owner of any Registrable Securities so elects, the Company may require assurances reasonably satisfactory to it of such owner's beneficial ownership of such Registrable Securities.

     6. Notice. All notices and other communications hereunder shall be made in writing, shall be made by registered or certified first-class mail, return receipt requested, telecopier, courier service, overnight mail or personal delivery, and, unless otherwise provided herein, shall be deemed to have been given when received by the party to whom such notice is to be given at its address set forth below, or such other address for the party as shall be specified by notice given pursuant hereto:

               To the Company:
               --------------

               Republic Industries, Inc.
               200 East Los Olas Boulevard, Suite 1400
               Ft. Lauderdale, Florida 33301
               Attention: Richard Handley, General Counsel
               Telephone:  (954) 627-6000
               Telecopy:   (954) 522-8219

               With a copy to:
               --------------

               Akerman, Senterfitt & Eidson, P.A.
               One Southeast Third Avenue, 28th Floor
               Miami, Florida 33131
               Attention: Stephen K. Roddenberry, Esq.
               Telephone:  (305) 374-5600
               Telecopy:   (305) 374-5095

               To Mr. Michael S. Egan, the Trusts
               and the 110 Group Trust
               -----------------------------------

               110 S.E. 6th Street
               29th Floor
               Fort Lauderdale, Florida 33301
               Telephone:  (954) 527-6550
               Telecopy:   (954) 527-6182

               With a copy to:
               --------------

               Greenberg, Traurig, Hoffman, Lipoff
                  Rosen & Quentel
               1221 Brickell Avenue
               Miami, Florida  33131
               Attention:  Larry J. Hoffman, Esq.
               Telephone:  (305) 579-0500
               Telecopy:   (305) 579-0717

               and a copy to:
               -------------

               Fried, Frank, Harris, Shriver & Jacobson
               One New York Plaza
               New York, New York 10004
               Attention: Valerie Ford Jacob, Esq.
               Telephone: (212) 859-8158
               Telecopy:  (212) 859-4000

               To Norman D. Tripp:
               ------------------

               c/o Tripp, Scott, Conklin & Smith
               110 Tower
               110 S.E. 6th Street
               Fort Lauderdale, Florida  33301
               Telephone:  (954) 525-7500
               Telecopy:   (954) 761-8475

               To William H. Kelly, Jr.:
               ------------------------

               c/o Rosenthal & Schanfield
               55 East Monroe Street
               Chicago, Illinois 60603
               Telephone:  312-236-5622
               Telecopy:   312-236-7274

     7. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors of each Holder; provided, however, such successors agree to be bound by all of the terms and conditions of this Agreement.

     8. Headings. The headings in this Agreement are for convenience of reference only and shall not constitute a part of this Agreement, nor shall they affect their meaning, construction or effect.

     9. Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by the laws of the State of Florida, without giving effect to principles of conflicts of law. Each party hereby irrevocably consents to the service of any and all process in such suit, action or proceeding by the delivery of such process to such party at the address and in the manner provided in Section 6.

     10. Severability. In the event any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired, and such unreasonable, unlawful or unenforceable provision shall be interpreted, revised or applied in the manner that renders it lawful and enforceable to the fullest extent possible under law.

     11. No Conflicting Agreements. The Company has granted registration rights to other Persons (other than management and employees) holding approximately 180 million shares of Common Stock. The Company will not on or after the date of this Agreement enter into any agreement with respect to its securities, which conflicts with the provisions hereof.

     12. Recapitalizations, etc. In the event that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any Registrable Securities by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of the shares of Registrable Securities or any other change in the Company's capital structure, appropriate adjustments shall be made in this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

     13. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same
Agreement.

     14. Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the transactions contemplated hereby, and supersedes all prior agreements and understandings, written or oral, among the parties to this Agreement or between any of such parties, with respect thereto.

     15. Remedies. Each Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Agreement and hereby agrees to waive the defense in any action for specific performance that a remedy at law would be adequate.

     16. Further Assurances. Subject to the specific terms of this Agreement, each of the parties hereto shall make, execute, acknowledge and deliver such other instruments and documents and take all such other actions as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.


                              REPUBLIC INDUSTRIES, INC.


                              By /s/ H. Wayne Huizenga
                                 -----------------------
                                Name:  H. Wayne Huizenga
                                Title: Chairman and Co-CEO

                              By /s/ Michael S. Egan
                                 -----------------------
                                 MICHAEL S. EGAN


                              THE MICHAEL S. EGAN LIVING TRUST


                              By /s/ Michael S. Egan
                                 -----------------------
                                Name:  Michael S. Egan


                              THE MICHAEL S. EGAN GRANTOR
                              RETAINED ANNUITY TRUST FOR SARAH
                              EGAN MOONEY


                              By /s/ Michael S. Egan
                                 -----------------------
                                Name:  Michael S. Egan


                              THE MICHAEL S. EGAN GRANTOR
                              RETAINED ANNUITY TRUST FOR ELIZA
                              SHENNERS EGAN


                              By /s/ Michael S. Egan
                                 -----------------------
                                Name:  Michael S. Egan


                              THE MICHAEL S. EGAN GRANTOR
                              RETAINED ANNUITY TRUST FOR
                              CATHERINE LEWIS EGAN


                              By /s/ Michael S. Egan
                                 -----------------------
                                Name:  Michael S. Egan


                              THE MICHAEL S. EGAN GRANTOR
                              RETAINED ANNUITY TRUST FOR
                              TEAGUE MICHAEL THOMAS EGAN


                              By /s/ Michael S. Egan
                                 -----------------------
                                Name:  Michael S. Egan


                              THE MICHAEL S. EGAN GRANTOR
                              RETAINED ANNUITY TRUST FOR RILEY
                              MARTIN MICHAEL EGAN


                              By /s/ Michael S. Egan
                                 -----------------------
                                Name:  Michael S. Egan

                              By /s/ Norman D. Tripp
                                 -----------------------
                                 NORMAN D. TRIPP

                              By  /w/ William W. Kelly, Jr.
                                 -----------------------
                                 WILLIAM H. KELLY, JR.



                              THE 110 GROUP TRUST


                              By /s/ Rosalie V. Arthur
                                 -----------------------
                                Name:  Rosalie V. Arthur


                            EXHIBIT B
                           ----------

                     JOINT FILING AGREEMENT
                     -----------------------

The undersigned agree that the foregoing Statement on Schedule
13D is being filed with the Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated:December 4, 1996
                                   THE MICHAEL S. EGAN LIVING
                                   TRUST

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   SARAH EGAN MOONEY

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   ELIZA SHENNERS EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   CATHERINE LEWIS EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------


                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   TEAGUE MICHAEL THOMAS EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                   Title:  Trustee

                                   THE MICHAEL S. EGAN GRANTOR
                                   RETAINED ANNUITY TRUST FOR
                                   RILEY MARTIN MICHAEL EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------
                                   Title:  Trustee

                                   THE 110 GROUP TRUST

                                   By:     /s/ Rosalie Arthur
                                           ---------------------
                                   Name:   Rosalie Arthur
                                           ---------------------
                                   Title:  Trustee


                                   MICHAEL S. EGAN

                                   By:     /s/ Michael S. Egan
                                           ---------------------
                                   Name:   Michael S. Egan
                                           ---------------------